

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 5, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (605) 696-7250

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re:** **VeraSun Energy Corporation**
> **Amendment No. 3 to Form S-1**
> **Filed May 26, 2006**
> **File No. 333-132861**

Dear Mr. Endres:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 1.1, Form of Underwriting Agreement

1. With respect to the conditions on the underwriters' performance in Section 6(a) of the underwriting agreement, please confirm supplementally that termination may only be based on events which result in a material impairment of the investment quality of the securities offered, rather than an inability to market the securities. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985.

Exhibit 5.1, Opinion of Stoel Rives LLP

2. We note the reliance of Stoel Rives on the opinion of local counsel with respect to matters of South Dakota law. Please file such opinion as an exhibit to your registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: John R. Thomas, Esq. (*via facsimile* 503/220-2480)
        Stoel Rives LLP
        900 SW Fifth Avenue
        Suite 2600
        Portland, Oregon 97204